UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.  2  )*


POINTE FINANCIAL CORPORATION
(Name of Issuer)


Common Stock
(Title of Class of Securities)


73084P100
(CUSIP Number)


May 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ X]  Rule 13d-1(b)
	[   ]  Rule 13d-1(c)
	[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   73084P100


1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons

	Heartland Advisors, Inc. (Tax ID:  39-1078128)


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

							(a)  [      ]
							(b)  [      ]


3.  SEC Use Only


4.  Citizenship or Place of Organization

		Wisconsin, U.S.A.


Number of Shares Beneficially Owned by Each Reporting Person With
           5.  Sole Voting Power       None
           6.  Shared Voting Power     111,000
           7.  Sole Dispositive Power      None
           8.  Shared Dispositive Power     111,000


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

	      111,000


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares______


11.  Percent of Class Represented by Amount in Row (9)

                4.98%


12.  Type of Reporting Person (See Instructions)

                        IA


1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons

		         William J. Nasgovitz


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

							(a)  [      ]
							(b)  [      ]


3.  SEC Use Only


4.  Citizenship or Place of Organization

		                   U.S.A.


Number of Shares Beneficially Owned by Each Reporting Person With
	5.  Sole Voting Power       None
        6.  Shared Voting Power     111,000
        7.  Sole Dispositive Power      None
        8.  Shared Dispositive Power     111,000


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

	 111,000



10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares______


11.  Percent of Class Represented by Amount in Row (9)

                4.98%


12.  Type of Reporting Person (See Instructions)

                        IN


Item 1.
         (a) Name of Issuer:    Pointe Financial Corporation

         (b) Address of Issuer's Principal Executive Offices:
                           21845 Powerline Road
                           Boca Raton, FL 33433

Item 2.
         (a) Name of Person Filing:
            (1) Heartland Advisors, Inc.   (2)  William J. Nasgovitz


         (b) Address of Principal Business Office:
	        (1)789 North Water Street        (2)789 North Water Street
		   Milwaukee, WI  53202             Milwaukee, WI  53202


         (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
                           William J. Nasgovitz - U.S.A

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number: 73084P100

Item 3.
The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.

For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Pages.

Item 5. Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[X]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.

              Not Applicable.

Item 9. Notice of Dissolution of Group.

              Not Applicable.

Item 10.  Certification.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2003

WILLIAM J. NASGOVITZ			HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                   By: /s/ PAUL T. BESTE
         Paul T. Beste                           Paul T. Beste
         As Attorney in Fact for                 Chief Operating Officer
         William J. Nasgovitz

EXHIBIT INDEX
Exhibit 1       Joint Filing Agreement


EXHIBIT 1

JOINT FILING AGREEMENT


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Pointe Financial Corporation at May 31, 2003.



WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
          Paul T. Beste
          As Attorney in Fact for William J. Nasgovitz





HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         Paul T. Beste
         Chief Operating Officer